SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GeneLink, Inc.
(Name of Subject Company (issuer) and Filing Person (offeror))
Warrants to Purchase Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Underlying Securities)
Monte E. Taylor, Jr.
President and Chief Executive Officer
GeneLink, Inc.
317 Wekiva Spring Road, #200
Longwood, FL 32779
(800) 558-4363
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,500,860	$58.98

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase an aggregate of 17,221,031 shares of common stock of GeneLink, Inc. will be exercised pursuant to this offer, 7,346,571 warrants at an exercise price of $0.05 per share, 4,872,704 warrants at an exercise price of $0.06 per share, 2,755,500 warrants at an exercise price of $0.08 per share, and 2,246,250 warrants at an exercise price of $0.09 per share. The aggregate value of such warrants was calculated based on the last reported sale price of the common stock underlying the warrants as of May 9, 2008 ($0.15 per share), less the applicable exercise price per warrant.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”), filed by GeneLink, Inc. (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to warrants of the Company (the “Existing Warrants”) to purchase shares of its common stock at the exercise prices set forth below (as applicable, the “Revised Exercise Price”).

	Current Exercise
Number of Existing	Price of Existing	Revised Exercise
Warrants	Warrants	Price
7,346,577	$0.075-$0.10	$0.05
4,872,704	$0.20-$0.25	$0.06
2,755,500	$0.40-$0.50	$0.08
2,246,250	$0.60-$1.00	$0.09
     From the date of this filing through the Expiration Date (as defined below), all holders of Existing Warrants will be entitled to exercise the Existing Warrants at the Revised Exercise Price. After the Expiration Date, the exercise price of any Existing Warrants that have not been exercised will revert back to the exercise price associated with such Existing Warrants pursuant to the commencement of this Offer.
     This Schedule TO is being filed in connection with the Company’s solicitation of exercise of the Existing Warrants upon the terms and subject to the conditions in the Offer to Exercise and the related Election Form (which together, as they may be amended and supplemented from time to time, constitute the “Offer Documents”) attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The solicitation of the exercise of Existing Warrants is herein called the “Offer.” The Offer shall commence on the filing date hereof and shall expire at 5:00 pm, Eastern Time, on June 12, 2008, unless extended or earlier terminated by the Company (such date, as so extended or earlier terminated, the “Expiration Date”).
     Holders of Existing Warrants who validly tender their Existing Warrants upon the terms and conditions described in the Offer Documents at or prior to the Expiration Date, and who do not withdraw their Existing Warrants, prior to the Expiration Date, will be issued shares of Common Stock of the Company equal to the number of shares represented by the Existing Warrants.
Item 1. Summary Term Sheet.
     The information set forth under “Summary of Terms” in the Consent Solicitation and Offer to Exercise dated May 14, 2008 (the “Offer to Exercise”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer of the securities subject to the Offer is GeneLink, Inc., a Pennsylvania corporation. The address of the Company’s principal executive offices is 317 Wekiva Spring Road, #200, Longwood, FL 32779. The telephone number of its principal executive offices is (800) 558-4363.
     (b) Securities. The subject class of securities is the Company’s Existing Warrants to purchase Common Stock. The Existing Warrants will have revised exercise prices of between $0.05 per share and $0.09 per share through the Expiration Date. As of May 14, 2008, there were Existing Warrants to purchase 17,708,531 shares of Common Stock outstanding. The information set forth in the Offer to Exercise under the caption “Description of Existing Warrants” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offer to Exercise under the caption “Price Range of Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in our Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “2007 10-KSB”) under Item 1 — “Description of Business” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.
     (b) Purchases. The information in the Offer to Exercise under the Caption “Participation in the Offer by Executive Officers and Directors” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving the Company’s Securities. The information set forth in the 2007 10-KSB under Item 9 — “Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of The Exchange Act” and Item 10 — “Executive Compensation” are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Exercise under the captions “Summary of Terms” and “Terms of the Offer” is incorporated herein by reference.
     (b) Plans. Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. Not applicable.
     (b) Conditions. Not applicable.
     (c) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the 2007 10-KSB under Item 11 - “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.
     (b) Securities Transactions. Not applicable.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Not applicable.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the 2007 10-KSB under Item 7 - “Financial Statements” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
     (b) Other Material Information. The information set forth in the Offer to Exercise under the caption “Terms of the Offer” is incorporated herein by reference.
Item 12. Exhibits.
(a)(1)(A) Offer to Exercise dated May 14, 2008
(a)(1)(B) Form of Election

(a)(1)(C) Withdrawal Form
(a)(1)(D) Instructions
(a)(1)(E) Cover Letter to Holders of the Existing Warrants
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GeneLink, Inc.

By:	/s/ Monte E. Taylor, Jr. Name: Monte E. Taylor, Jr.
Title: Chief Executive Officer
Date: May 14, 2008

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exercise dated May 14, 2008

(a)(1)(B)	Form of Election

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Instructions

(a)(1)(E)	Cover Letter to Holders of the Existing Warrants